PEABODY ENERGY	701 Market Street
Michael C. Crews	St. Louis, Missouri 63101-1826
Executive Vice President and Chief Financial Officer	314.342.3400
July 1, 2008
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Re:	SEC Comment Letter Dated June 17, 2008
Peabody Energy Corporation Form 10-K
For the Fiscal Year Ended December 31, 2007
Filed February 28, 2008
Peabody Energy Corporation Form 10-Q
For the Quarterly Period Ended March 31, 2008
Filed May 9, 2008
Response Letter Dated May 14, 2008
File No. 1-16463
Dear Mr. Schwall:
     In response to Staff comments, we offer the following:
Form 10-K for the Year Ended December 31, 2007
General
1.	We note your response to our previous comment number five. Please confirm that you will include such explanatory disclosure in your future filings.
Response
     With respect to the constitution of the peer groups used for comparison purposes in our incentive plans and as disclosed in our Definitive Proxy, we confirm that we will include in our future proxy filings the additional explanatory disclosure provided in our response letter dated May 14, 2008.
Notes to Consolidated Financial Statements
Note 1 Summary of Significant Accounting Policies
Property, Plant, Equipment and Mine Development Cost, Page F-9
2.	We have considered your response to prior comment number four wherein you indicated the straight-line method you apply to certain of your mine development assets “is most appropriate given the life assigned to respective assets is reviewed and updated as necessary based on our annual life of mine determinations consistent with other estimation requirements (e.g. asset retirement determinations) related to an operation.” Based on your response, please confirm, if true, that the straight-line methodology you use for 80% of your mine

Mr. H. Roger Schwall
Securities and Exchange Commission
July 1, 2008

development assets allocates the cost of those assets in a systematic and rational manner to the periods during which the related assets are expected to provide benefit, or otherwise advise. Refer to paragraph 86(c) of FASB Statement of Concepts 5.
Response
     Consistent with paragraph 86(c) of FASB Statement of Concepts 5 that states “some expenses, such as depreciation and insurance, are allocated by systematic and rational procedures to the periods during which the related assets are expected to provide benefits,” we confirm the straight-line method applied to mine development assets provides a systematic and rational basis for allocation of the asset over the period of benefit.
Form 10-Q for the Quarterly Period Ended March 31, 2008
Controls and Procedures, page 36
3.	You disclose that your “disclosure controls and procedures are designed to, among other things, provide reasonable assurance.” Please confirm, if true, that your relevant officers have concluded that your disclosure controls and procedures are effective at the reasonable assurance level or otherwise advise and so state. Additionally, please modify your conclusion as to effectiveness of your disclosure controls and procedures to ensure that the reader understands their effectiveness is based upon the reasonable assurance level.
Response
     We confirm that our relevant officers have concluded, as of March 31, 2008, that our disclosure controls and procedures are effective at the reasonable assurance level. In addition, we would propose the following disclosure be reflected in our filing on Form 10-Q for the period ended June 30, 2008:
     “The Company’s Chief Executive Officer and its Chief Financial Officer have evaluated the disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) of the Company as of June 30, 2008, and have concluded that such controls and procedures are effective to provide reasonable assurance that the desired control objectives were achieved.”
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     We appreciate your consideration of these comments, and should you need additional clarification or assistance please contact me at 314-342-7742.

Sincerely,
/s/ Michael C. Crews
Michael C. Crews
Executive Vice President and Chief Financial Officer